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                                                                     EXHIBIT 4.2


                               REPLACEMENT OPTION
                                  INVISA, INC.


        This certifies that William Hyde (the "Holder") is entitled at any time until December 31, 2000 and before December 31, 2002 to purchase and receive 14,074 shares of Invisa, Inc. (the "Company" or "Invisa") capital stock. The exercise price under this Option shall be $1.0657951 per share.

        This Option and the shares that may be acquired under this Option may be assigned by the Holder. Further, this Option may be exercised by the Holder in part and any remaining unexercised portion of the Option shall remain intact and be exercisable for the balance of the Term of this Option.

        SHARES ISSUED UPON THE EXERCISE OF THIS OPTION WILL BE RESTRICTED IN ACCORDANCE WITH APPLICABLE STATE AND FEDERAL SECURITIES LAWS.

        This Option shall not entitle the Holder to voting or other rights of a shareholder or to any dividends declared upon shares unless the Holder shall have exercised the Option and purchased the shares prior to the record date fixed by the Company for such action.

        This Option is being issued by Invisa, Inc. in exchange and replacement for an Option representing 15,000 shares of SmartGate, L.C. (the "Surrendered Option"). The Surrendered Option was issued by SmartGate, L.C., a Florida limited liability company. The Surrendered Option shall be rendered void and unenforceable by virtue of the acceptance by Holder of this Replacement Option issued by Invisa, Inc.

        IN WITNESS WHEREOF, the Company has caused this Option to be signed and sealed by its duly authorized officer.

Dated: May 8, 2002                              Invisa, Inc.


                                                By: /s/ SAMUEL S. DUFFEY
                                                    --------------------------
                                                    Samuel S. Duffey, Chairman